BD - DIRECT OWNERS/EXECUTIVE OFFICERS

Are there any indirect owners of the *applicant* required to be reported on Schedule B?
⦿ Yes ○ No

Ownership Codes:	NA - less than 5%	B - 10% but less than 25%	D - 50% but less than 75%
	A - 5% but less than 10%	C - 25% but less than 50%	E - 75% or more

Full Legal Name	DE/FE/I	Title or Status	Date Acquired	Own. Code	Control Person	PR	CRD #(or S.S.No., IRS Tax #, Emp. ID)
BRODY, PAUL JONATHAN	I	SECRETARY, PRINCIPAL OPERATIONS OFFICER	04/1994	NA	Y	N	1722066
CHAIT, JONATHAN	I	EXECUTIVE VICE PRESIDENT, COO	04/2004	NA	Y	N	4582696
FRIEDLAND, DAVID ERIC	I	MANAGING DIRECTOR-ASIAN OPERATIONS	09/1998	NA	N	N	2715164
GALIK, MILAN	I	CHIEF EXECUTIVE OFFICER	10/2019	NA	Y	N	2204066
GELMAN, JONATHAN MICHAEL	I	CHIEF COMPLIANCE OFFICER	10/2019	NA	N	N	5440103
IBG LLC	DE	MANAGING MEMBER	01/2002	E	Y	N	13-3832398
MANDELBAUM, ELAINE	I	GENERAL COUNSEL	11/2019	NA	Y	N	2957713
MENICUCCI, JAMES	I	PRINCIPAL FINANCIAL OFFICER	09/2019	NA	Y	N	6590173
SHAO-CHEN, KENGNING	I	TREASURER	08/2019	NA	N	N	5910386
~~SANDERS, STEVEN JAY~~	~~I~~	~~SENIOR VICE PRESIDENT, MARKETING AND PRODUCT DEVELOPMENT~~	~~04/2004~~	~~NA~~	~~Y~~	~~N~~	~~2812548~~

BD - INDIRECT OWNERS

Ownership Codes:	C - 25% but less than 50%	E - 75% or more
	D - 50% but less than 75%	F - Other General Partners

Full Legal Name	DE/FE/I	Entity in Which Interest is Owned	Status	Date Acquired	Own. Code	Control Person	PR	CRD # (or SSN, IRS Tax #, Emp. ID)
IBG HOLDINGS LLC	DE	IBG LLC	MEMBER	08/1998	E	Y	N	35-2296543
INTERACTIVE BROKERS GROUP, INC.	DE	IBG LLC	SHAREHOLDER	12/2007	C	Y	Y	30-0390693
PETERFFY, THOMAS PECHY	I	IBG HOLDINGS LLC	APPROVED	09/1994	E	Y	N	1722064